UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: April 30, 2024

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

 (Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

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In this Semi-Annual Report, the terms “6d Bytes, Inc.”, “Blendid”, “we”, “us”, “our”, or “the Company” refers to 6d Bytes, Inc. and its subsidiaries on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Additional information regarding the Company can be found in its Annual Report for the fiscal year ended October 31,2023, on Form 1-K on www.sec.gov.

Overview

6d bytes inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health clubs. Our current revenue is primarily derived from the deployment of Blendid Kiosks using our RAAS model.  A secondary source of revenue is from the sale of blended drinks sold through the kiosk operated by us.

Our financial statements were prepared on a going concern basis. Since inception the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash, combined with management’s plan to raise additional funds and achieve profitable operations, will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. The capital markets continue to be challenging and the Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations.

Recognition of Revenue

Historically, our primary source of revenue has been the sale of our robotic kiosks and receiving service fees. We also receive revenue from the sale of blended drinks in a location operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company’s Financial Statements.

In contrast, our revenue using the RAAS model is recognized as it is earned over the rental period. Management anticipates that this line of business will boost our revenue stream and gross margins in the long run because of its results during the months since its launch and its recurring nature.

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Operating Results

Revenues

The Company saw an increase in net revenues to $266,719 for the six month period ended April 30, 2024 from $160,349 for the six month period ended April 30, 2023. We attribute this approximately 66% increase due to focusing resources on a new revenue source we call Robot-as-a-Service or “RAAS,” which as discussed above, involves renting our kiosks, including both hardware and software, instead of selling the kiosks. We introduced RAAS in February 2023, and during this period it has been received well by customers which we believe led to the increase in revenue. For the six-month period ending April 30, 2024 and April 30, 2023, a majority of the Company’s revenue was generated from RAAS.

Cost of Goods Sold

Our cost of goods sold increased approximately 58% to $86,756 for the six month period ended April 30, 2024 compared to $54,790 for the same period in 2023 as a result of an increase in revenue.

With respect to kiosks that are sold to our customers, our cost of goods includes material cost of hardware and labor cost involved in manufacturing our kiosks. For kiosks that are leased under our RAAS arrangement, our cost of goods include the cost of maintenance and servicing the kiosks. With respect to our Blendid operated location, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and facility rental costs.

Operating Expenses

Our total operating expenses decreased approximately 40% to $1,253,624 for the six month period ended April 30, 2024 from $2,105,547 for the same period in 2023. The decrease was due to a decrease of $246,758 in research and development expenses, decrease of $183,087 in sales and marketing expenses and a decrease of $246,758 in general and administrative expenses. The decrease of operating expenses is primarily due to a decrease in payroll related and consulting expenses.

Net Operating Income (Loss)

The Company’s net operating loss for the six month period ending April 30, 2024, was $1,073,661 compared to $1,999,986 for the same period in 2023. The Company has focused on streamlining and reducing its operating expenses and is expecting to continue to have net operating losses as it continues to grow revenue and acquire new customers.

Interest income (expense), net

The Company received $15,806 of interest income and accrued $27,824 of interest expense for a net amount of $12,018 of interest expense for the six month period ended April 30, 2024 compared to $59,595 of interest expense for the same period in 2023. The decrease in net interest expense of $47,577 is due to a decrease of Company debt accruing interest, combined with the addition of interest income from the cash sweep account.

Other income (expense)

Other income increased by approximately 56% to $29,657 for the six month period ending April 30, 2024, compared to $18,965 for the same period in 2023. This increase is due to the Company receiving research and development tax credits.

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Depreciation (expense)

The Company’s depreciation expense decreased slightly to $14,176 for the six month period ending April 30, 2024, compared to $14,418 for the same period in 2023.

Net Loss

As a result of the foregoing, the Company experienced a $1,070,198 net loss for the six month period ending April 30, 2024, compared to a net loss of $2,092,964 for the same period in 2023.

Liquidity and Capital Resources

As of April 30, 2024, the Company’s cash on hand was $631,084 as compared to $2,000,692 as of October 31, 2023. The Company’s inventory balance was $818,636 as of April 30, 2024, as compared to $603,354 as of October 31, 2023, reflecting a build up of inventory due to anticipated demand from both existing customers and new customers for the Company’s products. During the six months ending April 30, 2024, the Company made payments for the Loan and Security Agreement with Silicon Valley Bank for hardware loan advances for a total of $125,000.

We may seek to raise any necessary additional funds through equity or debt financings, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company’s operations have been funded through a combination of debt and offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs.

Material Commitments and Obligations

The Company’s current liabilities as of April 30, 2024 were $572,702 compared to $537,550 as of October 31, 2023. The Company’s long term liabilities as of April 30, 2024 were $387,500 compared to $512,500 as of October 31, 2023.

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Loan Agreements

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid Kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The initial tranche of financing was completed in connection with our Series C Preferred Stock offering, which made a $600,000 loan (a “Hardware Advance”) available to us. The Company did not meet the performance obligations for the second and third tranche but is currently exploring a new agreement. The Company shall repay the principal of each Hardware Advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the Prime Rate as published in the Wall Street Journal plus the applicable Prime Rate Margin (0.75%) payable monthly on (x) the first calendar day of each month (the “Payment Date”), (y) on the date of any prepayment, and (z) on the 24th Payment Date. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a warrant to purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of April 30, 2024 and October 31, 2023, the Company has received advances of $500,000.  As of April 30, 2024 and October 31, 2023, the Company owes a principal amount of $337,500 and $462,500, respectively, on these advances.

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.  As of April 30, 2024 and October 31, 2023, the Company is current on its quarterly interest payments and the principal is still outstanding.

Lease

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion to the lessor ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of April 30, 2024 and October 31, 2023, the Company accrued $79,670 and $31,670 as an equity accrual for rent respectively.

Related Party Transactions

On May 18, 2023, the Company closed a Series C financing from accredited investors.  As part of this closing, the notes payable, accrued interest and deferred compensation to key employees of $241,043 was converted into Series C stock.  As of October 31, 2023, the Company had no related party balances outstanding.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service and grow business with existing customers in its target markets.

Higher interest rates have impacted the Company's borrowing costs as we use capital financing from banks and leasing companies with our RAAS model. We expect our margins to improve over time provided interest rates stabilize.

The Company continues to make product enhancements and improvements to broaden its offering and reduce the cost of manufacturing, deployment, and servicing of its Blendid Kiosks. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability.  However, there are significant headwinds given the macro-economic uncertainty which could make potential customers hold back their expansion and investors to support early stage investment such as ours.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2024 are not necessarily indicative of the results that can be expected for the year ending October 31, 2024.

6d bytes inc. dba Blendid

(a Delaware corporation)

Unaudited Financial Statements for the periods ended

October 31, 2023 (audited) and April 30, 2024 (unaudited)

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6D BYTES INC.
BALANCE SHEET
As of October 31, 2023, and April 30, 2024

	(UNAUDITED)
ASSETS	April 30, 2024	October 31, 2023
Current Assets
Cash and cash equivalents	$631,084	$2,000,692
Accounts receivable	43,763	52,475
Inventory	818,636	603,354
Other current assets	26,773	20,605
Total current assets	1,520,256	2,677,126

Fixed assets, net of accumulated depreciation	552,188	591,364

Total Assets	$2,072,444	$3,268,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$91,083	$125,503
Accrued expenses	122,260	60,765
Deferred Revenue	209,359	237,282
Notes payable – current portion	150,000	150,000
Total Current Liabilities	572,702	537,550

Notes payable – long-term portion	387,500	512,500

Total Liabilities	960,202	1,086,050

SHAREHOLDERS’ EQUITY

Common Stock (98,459,094 shares of $0.0001 authorized, 11,974,575 and 11,939,575 issued and outstanding as of April 30, 2024, and October 31, 2023)	1,197	1,197
Preferred Stock (51,588,555 shares of $.0001 par value, 23,026,759 and 19,981,225 shares issued and outstanding as of April 30, 2024 and October 31, 2023)	27,740,998	27,740,998
Additional paid-in capital	3,502,568	3,502,568
Offering Costs	(3,294,457)	(3,294,457)
Retained earnings	(26,838,064)	(25,767,866)
Total Shareholders' Equity	1,112,242	2,182,440

Total Liabilities and Shareholder’s Equity	$2,072,444	$3,268,490

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6D BYTES INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the Periods, November 1 – April 30, 2024 and November 1 – April 30, 2023

	2024	2023

Revenues, net	$266,719	$160,349
Less: Cost of goods sold	86,756	54,790
Gross profit	179,963	105,559

Operating expenses
General and administrative	316,361	563,119
Research and development	744,727	1,166,805
Sales and marketing	192,536	375,623
Total operating expenses	1,253,624	2,105,547

Net Operating Income (Loss)	(1,073,661)	(1,999,986)

Interest income (expense), net	(12,018)	(59,595)

Other income (expense)	29,657	18,965
Depreciation (expense)	(14,176)	(14,418)

Net Income (Loss)	$(1,070,198)	$(2,092,964)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

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6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Period of October 31, 2022 through April 30, 2023

	Common Stock		Preferred Stock		Additional Paid-In	Offering	Retained	Total Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity

Balance as of October 31, 2022	11,939,575	$1,194	19,981,225	$1,998	$26,339,330	$(2,392,209)	$(22,444,088)	$1,506,225
Issuance of common stock	20,000	2			18,934			18,936
Issuance of preferred stock			211,862	21	511,963	(510,810)		1,174
Net Income (Loss)							(2,092,964)	(2,092,964)
Balance as of April 30, 2023	11,959,575	$1,196	20,193,087	$2,019	$26,870,227	$(2,903,019)	$(24,537,052)	$(566,629)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Period of October 31, 2023 through April 30, 2024

	Common Stock		Preferred Stock		Additional Paid-In	Offering	Retained	Total Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2023	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,568	$(3,294,457)	$(25,767,866)	$2,182,440
Issuance of common stock
Issuance of preferred stock
Net Income (Loss)							(1,070,198)	(1,070,198)
Balance as of April 30, 2024	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,568	$(3,294,457)	$(26,838,064)	$1,112,242

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6D BYTES INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the Periods, November 1 – April 30, 2024 and November 1 - April 30, 2023

	2024	2023
Operating Activities
Net Income (Loss)	$(1,070,198)	$(2,092,964)
Adjustments to reconcile net income (loss)
to net cash provided by operations:
Add: depreciation	39,176	14,417
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	7,114	282,011
(Increase) Decrease in inventory	(215,282)	(269,816)
(Increase) Decrease in other current assets	(4,570)	1,143)
Increase (Decrease) in accounts payable	(34,420)	81,840)
Increase (Decrease) in deferred revenue	(27,923)	(200,000)
Increase (Decrease) in accrued expenses	61,495	398,693)

Net cash used in operating activities	(1,244,608)	(1,784,676)

Investing Activities
Purchase of fixed assets	0	0

Net cash used in investing activities	0	0

Financing Activities
Convertible Notes	0	200,000
Proceeds from issuance of stock	0	530,920
Payments of issuance costs	0	(510,810)
Repayment of notes	(125,000)	0

Proceeds from financing activities	(125,000)	220,110
Net change in cash and cash equivalents	(1,369,608)	(1,564,567)
Cash and cash equivalents at beginning of period	2,000,692	3,081,722
Cash and cash equivalents at end of period	$631,084	$1,517,156

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6D BYTES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the “Company”) was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company’s first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California, Georgia, Wisconsin and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. Our financial statements were prepared on a going concern basis. Since inception the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash, combined with management’s plan to raise additional funds and achieve profitable operations, will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. The capital markets continue to be challenging and the Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

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Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with three major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking and sweep accounts. As of April 30, 2024 and October 31, 2023, the Company had $631,084 and $2,000,692 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments.  The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to the cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years
Kiosks	10 Years

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Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2023	Additions	Disposals	Depreciation	Balance at April 30, 2024
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Kiosk Assets	$497,805			(37,765)	$460,040
Computers & Equipment	3,591			(1,411)	2,180
Total	$591,364			(39,176)	$552,188

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

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The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adopted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

Historically, our primary source of revenue has been the sale of our robotic kiosks and receiving service fees. We also receive revenue from the sale of blended drinks in a location operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk which represents a distinct performance obligation. The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer.

In contrast, our revenue using the RAAS model is recognized as it is earned over the rental period. The Company satisfies its performance obligation and revenue is recorded over the rental period as the Company has determined that the customer receives the benefit over the rental period.

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Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of April 30, 2024, and October 31, 2023, the Company had $818,636 and $603,354 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

On May 18, 2023, the Company closed a Series C financing from accredited investors.  As part of this closing, the notes payable, accrued interest and deferred compensation to key employees of $241,043 was converted into Series C stock.  As of October 31, 2023, the Company had no related party balances outstanding.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.  As of April 30, 2024 and October 31, 2023, the Company is current on its quarterly interest payments and the principal is still outstanding.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid system deployments. The interest rate will accrue at a rate per annum of 8.75%. The Company shall repay the hardware advances in 24 equal monthly installments of principal plus interest. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a Warrant to Purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.  As of April 30, 2024 and October 31, 2023, the Company had received $500,000 in hardware loan advances. As of April 30, 2024 and October 31, 2023, $337,500 and $462,500 was outstanding respectively.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion to the lessor ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of April 30, 2024 and October 31, 2023, the Company accrued $79,670 and $31,670 as an equity accrual for rent respectively.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter.  The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000.  As of April 30, 2024, the Company has accrued $79,670 as an equity accrual for rent.

NOTE 7 – EQUITY

As of April 30, 2024 and October 31, 2023, the Company had five classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock, Series B Preferred stock and Series C Preferred stock.

As of April 30, 2024 and October 31, 2023, the Company had 98,459,094 and 11,974,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.0001 per share.

As of April 30, 2024, the Company had 4,178,535 and 1,809,788 authorized and issued Series Seed 1 Preferred and 2,028,781 and 663,400 authorized and issued Series Seed 2 Preferred. There were no changes from October 31, 2023.

As of April 30, 2024, the Company had 9,840,988 and 2,540,369 authorized Series A and Series A-1 Preferred Stock with 4,068,760 and 617,767 Series A and Series A-1 shares outstanding. There were no changes from October 31, 2023.

As of April 30, 2024, the Company had 12,387,387 and 2,176,263 authorized and issued Series B Preferred Stock, 338,777 and 338,755 authorized and issued Series B-1 Preferred Stock and 2,069,309 issued and outstanding Series B-2 Preferred Stock. There were no changes from October 31, 2023.

As of April 30, 2024 and October 31, 2023, the Company had 18,204,409 and 11,282,717 authorized and issued Series C Preferred Stock.

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NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 3, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (2)

2.2	Bylaws (1)

2.3	Amendment to Bylaws (1)

3.1	Amended and Restated Investor Rights Agreement (2)

3.2	Amended and Restated Right of First Refusal and Co-Sale (2)#

5.1	Amended and Restated Voting Agreement (2)#

5.2	Form of Subscription Agreement with Proxy (April 2021 Regulation CF Offering) (1)

5.3	Form of Subscription Agreement with Proxy (September 2021 Regulation CF Offering) (1)

6.1	Employment Agreement of Vipin Jain (1)

6.2	Employment Agreement of Venkateswaran Ayalur (1)

6.3	Amended 2015 Equity Incentive Plan (1)

6.4	Promissory Note (Vipin Jain 1st Advance May 31, 2016) (1)

6.5	Promissory Note (Vipin Jain 2nd Advance June 3, 2016) (1)

6.6	Promissory Note (Venkateswaran Ayalur 1st Advance May 31, 2016) (1)

6.7	Promissory Note (Venkateswaran Ayalur 2nd Advance June 3, 2016) (1)

6.8	Amended and Restated Master Equipment Provider Agreement (1)#

6.9	Loan and Security Agreement (1)#

6.10	BGV III, L.P. Series Seed Warrant (1)

6.11	BGV III, L.P. Series A Warrant (1)#

6.12	Silicon Valley Bank Loan and Security Agreement (3) #

(1) Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation A Offering Statement on Form 1-A (Commission File No. 024-11889 and incorporated herein by reference).

(2) Previously filed as an exhibit to the 6d bytes inc. dba Blendid 2023 Semiannual Report on Form 1-SA filed July 31, 2023 and incorporated herein by reference.

(3) Previously filed as an exhibit to the 6d bytes inc. dba Blendid 2023 Annual Report on Form 1-K filed December 22, 2023 and incorporated herein by reference.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6d bytes inc. dba Blendid

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer
Date:	June 3, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Vipin Jain	Chief Executive Officer	June 3, 2024
Vipin Jain	(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)

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